Via Facsimile and U.S. Mail
Mail Stop 6010
								December 9, 2005

Ms. Jessica M. Bibliowicz
President and Chief Executive Officer
National Financial Partners Corp.
787 Seventh Avenue
11th Floor
New York, NY  10019

Re:	National Financial Partners Corp.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005 and September 30, 2005
	File No. 1-31781

Dear Ms. Bibliowicz:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Statements of Income, page F-5
1. In MD&A on page 37 you disclose that stock-based compensation relates in part to stock option grants to principals and certain employees of your earlier acquisitions. We also note your August 8,
2003 response to comment 76 from our June 5, 2003 letter where you indicate that all the options granted are corporate general and administrative expenses. Please explain to us why compensation to your service providers is apparently not included in cost of services.

2. In Note 5 on page F-18 you indicate that you do not include amortization and depreciation in your cost of services. Please provide us in disclosure-type format a presentation/disclosure that complies with SAB Topic 11:B. In addition, please provide us in a disclosure-type format a MD&A gross profit analysis including amortization and depreciation or one that indicates that amortization and depreciation has been excluded from cost of services.

Consolidated Statements of Changes in Stockholders` Equity, page
F-6
3. Please explain to us how you can generate unearned stock-based compensation in both 2003 and 2004 but not amortize any of this compensation into expense. In your response, please reference the authoritative literature you relied upon to support your accounting.

Note 13.  Income taxes, page F-23
4. Please explain to us the nature of the $2.9 million "Adjustment to deferred tax assets and liabilities" identified in your tax rate reconciliation and why it is an appropriate reconciling item.

Note 15. Acquisitions and Divestitures, page F-26
5. You disclose that you value your stock issued in business combinations after your IPO at an average of the trading price over a specified period of time prior to the closing date of the acquisition. Paragraph 22 of SFAS 141 requires the value to be based on the average of a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please quantify for us any difference in aggregate purchase price since your
IPO between the stock price you used and that calculated under the guidance of paragraph 22 of SFAS 141.

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Jessica M. Bibliowicz
National Financial Partners Corp.
December 9, 2005
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